UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2021
Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE YEAR END, DECEMBER 2020

On March 11, 2021, the registrant issued a press release pertaining to its results of operations for the year end December, 2020 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena. including the impact of the COVID-19 pandemic; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By /s/ Carlos A. Boero Hughes

Name: Carlos A. Boero Hughes

Title: Chief Financial Officer and Chief Accounting Officer

Date: March 11, 2021

	Adecoagro´s Adjusted EBITDA in 2020 reached $341.9 million, 12.1% higher year-over-year, while net income tripled.

4Q20 Earning Release Conference Call

English Conference Call	Luxembourg, March 11, 2021 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading agroindustrial company in South America, announced today its results for the fourth quarter ended December 31, 2020. The financial information contained in this press release is based on audited condensed consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 36 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this report.
March 12, 2021
9 a.m. (US EST)
11 a.m. (Buenos Aires and Sao Paulo time)
3 p.m. (Luxembourg time)

Tel: +1 (412) 317-6366	Highlights

Participants calling from other countries outside the US	Financial & Operating Performance
	$ thousands	4Q20	4Q19	Chg %	12M20	12M19	Chg %
Tel: +1 (844) 435-0324	Gross Sales	242,212	265,815	(8.9)%	822,475	891,554	(7.7)%
Participants calling from the US	Net Sales (1)	233,383	251,991	(7.4)%	796,270	847,745	(6.1)%
	Adjusted EBITDA (2)
Investor Relations	Farming & Land Transformation	22,201	15,960	39.1%	107,707	71,739	50.1%
Charlie Boero Hughes	Sugar, Ethanol & Energy	80,332	55,179	45.6%	253,052	253,069	—%
CFO	Corporate Expenses	(5,020)	(4,789)	4.8%	(18,806)	(19,639)	(4.2)%
Juan Ignacio Galleano	Total Adjusted EBITDA	97,513	66,350	47.0%	341,953	305,169	12.1%
IR Manager	Adjusted EBITDA Margin (2)	41.8%	26.3%	58.7%	42.9%	36.0%	19.3%
	Net Income	47,308	9,622	n.m	1,070	342	n.m
Email	Adjusted Net Income (4)	30,270	(5,105)	n.a	131,753	43,643	n.m
ir@adecoagro.com	Farming Planted Area (Hectares)	237,806	225,115	5.6%	237,806	225,115	5.6%
	Sugarcane Plantation Area (Hectares)	176,651	166,041	6.4%	176,651	166,041	6.4%
	Adjusted Net Income per Share	0.26	(0.04)	n.a	1.12	0.37	n.m
	LTM Adjusted Free Cash Flow	51,870	(61,486)	n.a	51,870	(61,486)	n.a

Website:	• Adjusted EBITDA reached $341.9 million during 2020 and $97.5 million during 4Q20, a 12.1% and 47.0% year-over-year increase, respectively.
www.adecoagro.com

	• Adjusted Net Income registered a gain of $131.7 million in 2020 and $30.2 million in 4Q20, marking a year-over-year increase of $88.1 million and $35.3 million, respectively.

	• Delivered positive cash in 2020. Adjusted Free Cash Flow from Operations(5) amounted to $108.5 million while Adjusted Free Cash Flow(5) amounted to $51.8 million.

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 36 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/(Loss). Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation of PP&E, and amortization of intangible assets plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of noncontrolling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

(3) Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar, grains and energy, divided by consolidated gross sales net of those generated by the commercialization of third party sugar, grains and energy. We net third party commercialization results to highlight the margin generated by our own production.

(4) Please see “Reconciliation of Non-IFRS measures” starting on page 36 for a reconciliation of Adjusted Net Income. We define Adjusted Net Income as (i) Profit/(Loss) of the period year, plus (ii) any non cash finance costs resulting from foreign exchange losses for such period, which breakdown composed both Exchange Differences and Cash Flow Hedge Transfer from Equity, net of the related income tax effects plus (iii) gains or losses from disposals of non controlling interests in subsidiaries whose main underlying asset is farmland, which are relieved in our Shareholders Equity under the line item. "Reserve from the sale of non-controlling interests in subsidiaries plus (iv) the reversal of the aforementioned income tax effect, plus (v) the inflation accounting effects, plus (vi) the revaluation results from the hectares held as investment property.

(5) Please see "Reconciliation of Non-IFRS measures" starting on page 36 for a reconciliation of Adjusted Free Cash Flow to Cash and Equivalents at end of period. Adjusted Free Cash Flow is defined as Net cash generated from operating activities plus net cash used in investing activities, plus interest paid. Net Cash Flow from Operations is defined as Free Cash Flow excluding Expansion Capex.

4

Financial & Operational Performance Highlights

◦Adjusted EBITDA in our Sugar, Ethanol & Energy business reached $80.3 million in 4Q20, 45.6%, or $25.2 million higher compared to the same period last year. Financial results were positively impacted by (i) an increase in crushing volume of 0.7 million tons driven by greater cane availability and a 57.6% increase in milling per day; (ii) our flexibility to continuously maximize production of the product with the highest marginal contribution (50% of total TRS production was diverted to sugar compared to only 6% during 4Q19), enabling us to extract the highest value from our sugarcane and capture high sugar prices during the quarter, (iii) lower cost of production (7.9 cts/lb on an annual basis), driven by the combined effect of enhanced agricultural and industrial efficiencies along with the depreciation of the Brazilian Real, that further contributed to reduce costs measured in U.S dollar; coupled with (iv) the $19.9 million gain in the mark-to-market of our biological assets.
The positive results obtained contributed to offset the impact caused by the Covid-19 pandemic, mainly in our ethanol business, and reached an Adjusted EBITDA of $253.1 million in 2020, in line with 2019. The improvement in our operations, coupled with good cane availability and the positive outlook in terms of productivity due to better average rainfalls during 4Q20 and the first months of 2021, will allow us to take advantage of the recovery in sugar and ethanol prices going forward.

◦During 4Q20, Adjusted EBITDA in the Farming and Land Transformation businesses reached $22.2 million, 39.1% or $6.2 million higher compared to 4Q19. On an annual basis Adjusted EBITDA reached $107.7 million, $35.9 million, or 50.1% higher year-over-year. The annual increase in financial performance is primarily explained by the $28.3 million higher results generated by the Farming business, mostly thanks to (i) gains in the mark-to-market of our biological assets following the increase in commodity prices as well as the increase in yields and planted area, partially offset by a loss in the mark-to-market of our commodity hedge position; coupled with (ii) enhanced efficiencies at the farm and industry level as a result of the investments we made during the past years to increase productivity and reduce costs; and (iii) cost dilution in U.S. dollars following the depreciation of the Argentine Peso.

In this line, the Rice business contributed with a 67.8% or $13.7 million year-over-year increase in Adjusted EBITDA, the Crops business with 39.1% or $10.0 million and the Dairy business with 21.3% or $3.8 million. The Land Transformation business, in turn, contributed with a $7.6 million year-over-year increase in Adjusted EBITDA following the completion of two land sales during 2020.

◦Net Income during 4Q20 resulted in a gain of $47.3 million compared to a gain of $9.6 million in 4Q19. The increase is mostly explained by the year-over-year increase in EBITDA generation. On an annual basis, Net Income resulted in a gain of $1.1 million, in line with last year. This is explained by the fact that the $36.7 million year-over-year increase in Adjusted EBITDA and $66.8 million increase in Adjusted EBIT was offset by the impact on Financial Results, mainly the higher FX loss due to the 28.9% nominal depreciation of the Brazilian Real, compared to 4.0% in 2019.

◦Adjusted Net Income reached $30.3 million during 4Q20 and $131.8 million during 2020, $35.3 million and $88.1 million higher year-over-year, respectively. Adjusted Net Income excludes: (i) any non-cash result derived from bilateral exchange variations, (ii) any revaluation result from the hectares held as investment property, (iii) any inflation accounting result; and includes (iv) any gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland (the latter is already included in Adj. EBITDA). We believe Adjusted Net Income is a more appropriate metric to reflect the Company´s performance.

Adjusted Net Income
$ thousands	4Q20	4Q19	Chg %	12M20	12M19	Chg %
Net Income	47,308	9,622	n.m	1,070	342	n.m
Foreign exchange losses, net	(14,919)	(22,400)	(33.4)%	109,266	25,779	n.m
Cash flow hedge - transfer from equity	(266)	9,705	n.a	24,363	25,484	(4.4)%
Inflation Accounting Effects	(4,524)	(4,581)	(1.2)%	(12,064)	(16,911)	(28.7)%
Revaluation Result - Investment Property	481	2,549	(81.1)%	(1,080)	927	n.a
Revaluation surplus of farmland sold	2,190	—	n.a	10,198	8,022	27.1%
Adjusted Net Income	30,270	(5,105)	n.a	131,753	43,643	n.m

Remarks
Adjusted Free Cash Flow
◦2020 marked the first year in which we became Free Cash Flow positive since we started our 5-Year-Plan. Back in 2017 when our investment cycle commenced, we identified expansion projects across all our businesses which, once consolidated, would significantly drive our EBITDA and cash generation. Today, the main capital deployments of our 5-Year-Plan are already behind us and we are in the final stages of our plan, as evidenced by a 56.1% year-over-year decrease in expansion capex during 2020. Now we are focused on continuing to ramp up and consolidate our operations, achieving efficiencies throughout the whole value chain. This has translated into a 12.1% year-over-year increase in Adjusted EBITDA in 2020, in spite of the impact caused by the Covid-19 pandemic. 2020 was a turning point for us and marks a path where we start to generate cash in a structural way. We are confident Adjusted EBITDA and cash flow will continue to increase as we benefit from bigger, more efficient and vertically integrated operations.
◦During 2020, our operations delivered $108.6 million of Adjusted Free Cash Flow from Operations (Adjusted Free Cash Flow before expansion capex), 60.7% higher year-over-year and $51.9 million of Adjusted Free Cash Flow, $113.3 million higher compared to the same period of last year.

Adjusted Free Cash Flow Summary
$ thousands	2020	2019	Chg %
Net cash generated from operating activities (1)	272,080	298,560	(8.9)%
Net cash used in investing activities (1)	(121,487)	(252,561)	(51.9)%
Interest paid (1)	(58,387)	(58,404)	—%
Expansion Capex reversal	56,719	129,074	(56.1)%
Lease Payments	(40,336)	(49,081)	(17.8)%
Adjusted Free Cash Flow from Operations	108,589	67,588	60.7%
Expansion Capex	(56,719)	(129,074)	(56.1)%
Adjusted Free Cash Flow	51,870	(61,486)	n.a.
(1) Net of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries. Please refer to "Reconciliation of Non-IFRS measures" starting on page 36 for a definition of Adjusted Free Cash Flow and a reconciliation of Adjusted Free Cash Flow to Cash and Equivalents at end of period.
Share repurchase program update
◦As part of our commitment to generate long term value for our shareholders, we have been actively engaged in the execution of our share repurchase program. During 2020 we destined $3.9 million to purchase over 770 thousand shares at an average price of $5.1. We expect to continue our share repurchases under the program during 2021 as it forms part of our strategy to distribute results with our shareholders in light of our positive cash generation. In fact, during 1Q21 we already purchased a total of 970 thousand shares at an average price of $7.7 per share, amounting to $7.5 million spent in buyback.
Farmland sale at premium to independent appraisal
◦In December 2020, we completed the sale of Huelen farm located in the Province of La Pampa, Argentina, for a selling price of $30.1 million of which $10.1 million were collected at the closing date, and the balance will be collected in two annual installments. The selling price represents a 70.0% premium to the latest Cushman and Wakefield´s independent appraisal dated September 30, 2020. We continue to see opportunities for land sales in Argentina and remain optimistic about the possibility to strategically monetize part of our matured farmland portfolio and re-deploy the capital into higher yielding activities.
Certified organic sugar exporters
◦During 2020 we started exporting organic sugar produced at our UMA mill, becoming one of the few Brazilian players to have obtained the certification required by the European market. In fact, certification is only granted after having produced organic sugar for a period of three years. We exported approximately 5 thousand tons at an average price of 25 cts/lb, capturing a significant premium over VHP sugar, and we plan on doubling the exported figure in 2021. In this way, we not only have a highly efficient Cluster model in place but we also continue to add value to our UMA mill.
RenovaBio update
◦During 2020 a total of 239 mills in Brazil were audited and certified by ANP to issue carbon credits (CBios). Throughout the year, a total of 18.7 million CBios were generated, of which 14.5 million were purchased by fuel distributors, representing 97.6% of the annual target set by the National Energy Policy Council (CNPE). In June 2020 Adecoagro kickstarted CBio commercialization in the Brazilian stock exchange and we concluded the year selling 492 thousand CBios at an average price of 40.9 BRL/CBio (7.5 USD/CBio). We expect to continue increasing the sustainability of our operations and thus, improving our RenovaBio score which will in turn allow us to issue a greater amount of CBios per m3 of ethanol sold.
Covid 19 pandemic
◦Since the Pandemic was declared by the World Health Organization, the Company took the Covid 19 threat seriously and immediately prepared measures, developed safety protocols to mitigate the eventual risk of being affected by the disease, and to prevent an uncontrolled spread of Covid 19 through the operations.
We are committed to provide a safe environment for our employees and contractors. They play a significant role not only in the performance of the Company but also to prevent the spread of the disease. We implemented safety measures and developed protocols that allowed us to maintain our facilities 100%

operational. Staff at our headquarters and administrative offices are working from home. Training programs and information about how to prevent the risks of transmission of Covid 19 and what to do if infected have been constantly offered to our employees.
We keep monitoring the situation on a daily basis, being up to date with the latest recommendation on how to manage a potential spread of the pandemic. We maintain a fluent and close relationship with local authorities, healthcare centers and public agencies, some of which we provide support with food and oil aids.

Operational Performance
2019/20 Harvest Year

Farming Production Data
Planting & Production	Planted Area (hectares)			2019/20 Harvested Area			Yields (Tons per hectare)
	2019/20	2018/19	Chg %	Hectares	% Harvested	Production	2019/20	2018/19	Chg %
Soybean	47,011	47,690	(1.4)%	47,011	100.0%	128,289	2.7	3.2	(13.5)%
Soybean 2nd Crop	26,674	25,620	4.1%	26,674	100.0%	52,970	2.0	1.4	38.0%
Corn (1)	54,376	43,396	25.3%	54,376	100.0%	320,832	5.9	6.8	(13.6)%
Corn 2nd Crop	7,309	4,272	71.1%	7,304	99.9%	43,960	6.0	4.2	43.3%
Wheat (2)	32,799	40,210	(18.4)%	32,799	100.0%	104,236	3.2	2.9	11.3%
Sunflower	6,818	3,825	78.2%	6,818	100.0%	12,652	1.9	1.6	19.5%
Cotton	4,461	5,316	(16.1)%	4,461	100.0%	1,491	0.3	0.3	11.4%
Peanut	16,814	15,479	8.6%	16,814	100.0%	55,630	3.3	3.1	7.3%
Total Crops	196,262	185,807	5.6%	196,256	100.0%	720,059
Rice	41,544	39,308	5.7%	41,544	100.0%	278,348	6.7	6.1	9.8%
Total Farming	237,806	225,115	5.6%	237,800	100.0%	998,407
Owned Croppable Area	105,883	107,681	(1.7)%
Leased Area	97,367	86,307	12.8%
Second Crop Area	34,556	31,127	11.0%
Total Farming Area	237,806	225,115	5.6%
	Milking Cows (Average Heads)			Milk Production (MM liters)			Productivity (Liters per cow per day)
Dairy	4Q20	4Q19	Chg %	4Q20	4Q19	Chg %	4Q20	4Q19	Chg %
Milk Production	11,497	9,544	20.5%	40.3	33.0	22.1%	38.1	37.6	1.4%
We successfully completed the harvest of 237,800 hectares related to the 2019/20 crop season, representing 100.0% of total planted area, and produced 998,407 tons of aggregate grains.

2020/2021 Planting Plan
Planting & Production	Planting Plan (hectares)		2020/21 Planting Progress
	2020/2021	2019/2020	Chg %	2020/2021	Progress %
Soybean	36,973	47,530	(22.2)%	36,973	100.0%
Soybean 2nd Crop	31,342	27,169	15.4%	31,342	100.0%
Corn (1)	47,324	53,914	(12.2)%	47,324	100.0%
Corn 2nd Crop	10,294	7,319	40.7%	10,294	100.0%
Wheat (2)	44,391	32,925	34.8%	44,391	100.0%
Sunflower	16,164	6,818	n.m	16,164	100.0%
Cotton	3,519	4,461	(21.1)%	3,519	100.0%
Peanut (3)	27,827	16,814	65.5%	27,791	99.9%
Total Crops	217,833	196,950	10.6%	217,797	100.0%
Rice	44,282	41,544	6.6%	44,282	100.0%
Total Farming	262,116	238,494	9.9%	262,080	100.0%
Owned Croppable Area	110,891	106,513	4.1%
Leased Area	109,299	97,493	12.1%
Second Crop Area	41,926	34,488	21.6%
Total Farming Area	262,116	238,494	9.9%
(1) Includes chia and sorghum.
(2) Includes barley.
(3) Includes beans.

During the second half of 2020, we began our planting activities for the 2020/21 harvest year, which continued throughout early 2021. We successfully completed our planting plan, seeding a total of 262,080 hectares, which represents a 9.9% increase in planting area compared to the previous season. Owned croppable area reached 110,891 hectares, 4.1% or 4,378 hectares higher than the 2019/20 season. Leased area, which varies in size on the basis of return on invested capital, has increased by 12.1%, reaching 109,299 hectares.

Crops Update

Soybean: 36,973 hectares have been successfully seeded, representing 100% of our planting plan.
We planted the soybean crop between mid-October and December, according to schedule. Despite being a La Niña year which normally means drier weather, weather conditions have been adequate and rainfall has been abundant during January, allowing the crop to develop according to plan. However, increased precipitation will be necessary as yields are currently being defined.

Soybean 2nd crop: 31,342 hectares have been successfully planted and are developing well.

Corn: 47,324 hectares have been successfully planted, representing 100% of the planting plan. In an effort to diversify our crop risk and minimize our water requirements, we planted early corn seeds in August and September and late seed varieties during the end of November and December of 2020. Harvesting activities for early corn have already started in the Northern region of Argentina. Although yields are in line with our budget, some specific areas were more exposed to dry weather during spring, resulting in below average yields in those regions. Soil humidity for late corn has been adequate during the development of the crop, favored by abundant rainfalls during January. Rains will be necessary in the upcoming weeks, as yields are being defined.

Peanut: 27,791 hectares have been successfully seeded, representing a 65.5% increase in planted area compared to the 2019/20 harvest season. The crop is developing in adequate conditions but rainfall will be needed in the upcoming weeks when yields are defined.

Farming & Land Transformation Financial Performance

Farming & Land transformation business - Financial highlights
$ thousands	4Q20	4Q19	Chg %	12M20	12M19	Chg %
Gross Sales
Farming	82,373	94,709	(13.0)%	411,016	359,771	14.2%
Total Sales	82,373	94,709	(13.0)%	411,016	359,771	14.2%
Adjusted EBITDA (1)
Farming	20,352	15,981	27.4%	89,575	61,213	46.3%
Land Transformation	1,849	(21)	n.a	18,132	10,526	72.3%
Total Adjusted EBITDA (1)	22,201	15,960	39.1%	107,707	71,739	50.1%
Adjusted EBIT (1)
Farming	15,653	11,476	36.4%	70,679	44,312	59.5%
Land Transformation	(341)	(21)	n.m	7,934	2,504	n.m
Total Adjusted EBIT (1)	15,312	11,455	33.7%	78,613	46,816	67.9%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 36 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
In 2020 Adjusted EBITDA in the Farming and Land Transformation businesses reached $107.7 million, $35.9 million, or 50.1% higher year-over-year. The increase in financial performance is mostly explained by the $28.3 million higher results generated by the Farming business, although the Land Transformation business contributed with a $7.6 million increase following the completion of two land sales during 2020.

The Rice business accounted for an increase in Adjusted EBITDA of 67.8% or $13.7 million compared to the previous year, reaching $34.1 million in 2020. This was mostly driven by: (i) a $6.3 million gain in the mark-to-market of our biological assets explained by the increase in commodity prices coupled with an increase in area and yields, as a result of recent investments which enhance productivity; and ii) a $6.9 million reduction in selling expenses due to a 4% reduction in export taxes and the cost dilution effect as a result of the depreciation of the Argentine peso during 2020.

The Crops business generated an Adjusted EBITDA of $35.7 million during 2020, 39.1% or $10.0 million higher compared to 2019. This is mainly explained by (i) a $17.0 million gain in the mark-to-market of our biological asset and of our grain inventory, as a consequence of the increase in commodity prices, the higher planted area and the increase in yields for most of our crops; and by (ii) a cost dilution in U.S. dollars on account of enhanced efficiencies and the depreciation of the Argentine Peso. These results were partially offset by a $10.5 million loss in the mark-to-market of our commodity hedge position.

The Dairy business was responsible for an increase in Adjusted EBITDA of 21.3% or $3.8 million compared to last year, totaling $18.2 million during 2020. This increase was driven by (i) our enhanced efficiencies at the farm and industry level, led by our continuous focus on increasing productivity in every stage of our value chain; (ii) our production flexibility which enabled us to capture the increase in demand in the domestic market driven by the Covid-19 pandemic; and (iii) an increase in gross sales thanks to a 58.7% increase in sales volume, partially due to the three month gap in 2019's industrial operations. This increase was partially offset by higher costs and expenses on account of the larger volume.

Crops Segment

Crops - Highlights
	metric	4Q20	4Q19	Chg %	12M20	12M19	Chg %
Gross Sales	$ thousands	29,892	34,900	(14.3)%	170,114	168,938	0.7%
	tons	67,345	122,205	(44.9)%	644,242	762,489	(15.5)%
	$ per ton	443.9	285.6	55.4%	264.1	221.6	19.2%
Adjusted EBITDA	$ thousands	10,428	8,951	16.5%	35,694	25,654	39.1%
Adjusted EBIT	$ thousands	9,123	7,844	16.3%	30,297	20,992	44.3%
Planted Area	hectares	237,806	225,115	5.6%	237,806	225,115	5.6%

During 2020, gross sales in our Crops segment reached $170.1 million, marking a $1.1 million increase compared to the same period of last year. Selling volume decreased by 15.5% year-over-year, despite an increase in yields, due to our carry-over strategy to benefit from the positive outlook on commodity prices. This decrease in volume was fully offset by a 19.2% increase in average selling prices, mostly driven by the higher year-over-year prices of peanut, which is a crop in which we have increased our production and processing capacity, as well as the share of total net sales from 17.2% in 2019 to 27.6% in 2020. Sunflower and peanuts are a good fit into our crop rotation system, fits well in our portfolio of traditional crops, offers higher margins and strengthens our diversification strategy. In this line, in the 2020/21 season we almost doubled the planted area of peanut and sunflower, as well as continued enhancing industrial efficiencies in our processing facilities.
Adjusted EBITDA amounted to $35.7 million during 2020, $10.0 million or 39.1% higher year-over-year. This increase was mainly driven by (i) an increase in the margin recognized throughout the biological growth cycle of our crops, namely a $11.5 million gain in the mark-to-market of our biological assets and a $5.5 million gain in the mark-to-market of our inventories, impacted by the increase in commodity prices, the higher planted area and the increase in yields for most of our crops; coupled with (ii) cost dilution in U.S. dollars on account of enhanced efficiencies and the depreciation of the Argentine Peso. These results were partially offset by a $10.5 million loss in the mark-to-market of our commodity hedge position.
Agricultural activities during 4Q20 consisted mainly of the harvest of winter crops - wheat and barley - and the planting of summer crops. Gross sales during the quarter amounted to $29.9 million, marking a 14.3% decrease compared to 4Q19 explained by a 44.9% decrease in volume, which fully offset the 55.4% increase in average selling prices. Adjusted EBITDA during the quarter amounted to $10.4 million, 16.5% higher compared to the same period of last year.

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	4Q20	4Q19	Chg %	4Q20	4Q19	Chg %	4Q20	4Q19	Chg %
Soybean	1,833	5,815	(68.5)%	6,463	23,965	(73.0)%	284	243	16.9%
Corn (1)	1,752	6,841	(74.4)%	10,381	44,751	(76.8)%	169	153	10.4%
Wheat (2)	6,260	6,841	(8.5)%	32,929	40,359	(18.4)%	190	170	12.2%
Sunflower	1,756	2,743	(36.0)%	2,012	1,628	23.5%	873	1,685	(48.2)%
Cotton Lint	1,104	616	79.2%	838	832	0.7%	1,318	740	78.0%
Peanut	15,985	11,781	35.7%	14,327	10,670	34.3%	1,116	1,104	1.1%
Others	1,202	263	n.m	395	—	n.a
Total	29,892	34,900	(14.3)%	67,345	122,205	(44.9)%

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	12M20	12M19	Chg %	12M20	12M19	Chg %	12M20	12M19	Chg %
Soybean	44,732	46,386	(3.6)%	189,273	197,752	(4.3)%	236	235	0.8%
Corn (1) (3)	45,088	61,332	(26.5)%	313,195	413,903	(24.3)%	144	148	(2.8)%
Wheat (2)	15,109	20,318	(25.6)%	81,683	108,814	(24.9)%	185	187	(0.9)%
Sunflower	10,925	8,430	29.6%	13,856	10,581	30.9%	788	797	(1.0%)
Cotton Lint	1,996	616	n.m	1,644	832	97.6%	1,214	740	64.0%
Peanut	46,983	28,994	62.0%	43,062	30,608	40.7%	1,091	947	15.2%
Others	5,281	2,862	84.5%	1,530	—	n.a
Total	170,114	168,938	0.7%	644,242	762,489	(15.5)%
(1) Includes sorghum
(2) Includes barley
(3) Includes commercialization of third party: 119.9 thousand tons ($18.8 million) in 2019 and 102.2 thousand tons ($15.1 million) in 2020.

The table on the next page shows the gains or losses from crop production generated in 2020. Our crop operations related to the 2019/20 season, which were harvested between January and June 2020, generated Changes in Fair Value of $29.8 million. As of December 31, 2020, 46,093 hectares pertaining to the 2020/21 harvest (mainly corn, peanut and sunflower) had attained significant biological growth, generating initial recognition and Changes in Fair Value of biological assets of $1.6 million. In addition, 42,996 hectares of 2020/21 winter crops (wheat and barley) had been harvested, generating Changes in Fair Value and Agricultural Produce during 2020 of $9.6 million. As a result, total Changes in Fair Value of Biological Assets and Agricultural Produce during 2020, reached $41.0 million, compared to $30.3 million generated in 2019. The increase is mainly explained by higher prices expected for 2020/2021 harvest, as a result of international dynamics.

Crops - Changes in Fair Value Breakdown - as of December 31, 2020
12M20	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Peanut	Total

2019/20 Harvest Year
Total Harvested Area	Hectares	50,249	26,733	53,484	7,308	30,509	6,818	4,461	16,814	196,376
Area harvested in previous periods	Hectares	—	—	—	—	26,862	—	—	—	26,862
Area harvested in current period	Hectares	50,249	26,733	53,484	7,308	3,647	6,818	4,461	16,814	169,514
Changes in Fair Value 12M20 from planted area 2019/20 (ii)	$ thousands	5,361	2,852	10,467	1,430	719	445	373	8,201	29,848
2020/21 Harvest Year
Total Planted Area	Hectares	44,833	25,420	38,526	3,379	44,037	16,508	3,518	26,078	202,300
Area planted in initial growth stages	Hectares	41,342	25,420	22,663	3,379	—	4,414	3,518	12,475	113,211
Area planted with significant biological growth	Hectares	3,492	—	15,863	—	1,041	12,094	—	13,603	46,093
Area harvested in current period	Hectares	—	—	—	—	42,996	—	—	—	42,996
Changes in Fair Value 12M20 from planted area 2020/21 (ii)	$ thousands	(130)	—	2,133	—	227	(538)	—	(131)	1,561
Changes in Fair Value 12M20 from harvested area 2020/21 (i)	$ thousands	—	—	—	—	9,630	—	—	—	9,630
Total Changes in Fair Value in 12M20	$ thousands	5,231	2,852	12,600	1,430	10,576	(93)	373	8,070	41,039

Rice Segment

Rice - Highlights
	metric	4Q20	4Q19	Chg %	12M20	12M19	Chg %
Gross Sales	$ thousands	18,417	27,333	(32.6)%	102,886	102,162	0.7%
Sales of white rice	thousand tons	25.4	50.0	(49.1)%	180.0	191.6	(6.1)%
	$ per ton	567.6	458.2	23.9%	471.4	431.6	9.2%
	$ thousands	14,434	22,911	(37.0)%	84,853	82,716	2.6%
Sales of By-products	$ thousands	3,983	4,422	(9.9)%	18,033	19,446	(7.3)%
Adjusted EBITDA	$ thousands	4,573	2,757	65.9%	34,108	20,328	67.8%
Adjusted EBIT	$ thousands	3,117	850	n.m	27,456	13,334	n.m
Area under production	hectares	41,544	39,308	5.7%	41,544	39,308	5.7%

Rice Mills
Total Processed Rough Rice (1)	thousand tons	30	37	(18.0)%	185	177	4.6%
Ending stock - White Rice	thousand tons	24	24	(0.7)%	24	24	(0.7)%
(1) Expressed in white rice equivalent.

Adjusted EBITDA corresponding to the Rice segment in 2020 is primarily explained by the harvest of the 2019/20 crop season which took place during 1Q20 and 2Q20, and the biological growth of the 2020/21 season at year-end. Rice crop is planted during the end of the third quarter, grows mainly throughout the fourth quarter, and is mostly harvested during the first quarter of the following year. Harvested rough rice is processed throughout the year and transformed into white rice, which is sold in the local and export markets year round. The majority of the segment’s margins are generated in the first quarter as the crop is harvested, while only a small portion of the margin is generated as the rice is processed and sold during the fourth quarter.
During 2020 total processed rice increased by 4.6% driven by a 5.7% increase in area and a 9.8% increase in yields, coupled with enhanced efficiencies at the industry level. Higher yields are the result of investments we made during the past years to increase productivity and reduce costs such as (i) the implementation of zero level technology in over 30,000 hectares which considerably reduces water consumption at the farm, increases yields by providing better germination, uniform irrigation and lower losses during harvest; (ii) the increasing use of our own machinery for planting and harvesting activities which allows us to seek the optimal harvest timing; and (iii) the installment of an on-site dryer at Oscuro farm which allows our grain storage and handling to be more efficient and reduces transportation costs, among others. Increased efficiencies at the industrial level, such as an improvement in conversion factor and the construction of a parboil plant, allow us to increase our processing volume.

However, selling volume decreased by 6.1% year-over-year explained by the fact that the beginning of period inventories in 2019 were 21.4% higher than in 2020. Average selling prices, in turn, increased by 9.2% year-over-year, fully offsetting the decrease in volume and resulting in a 0.7% increase in gross sales which amounted to $102.9 million.
Adjusted EBITDA totaled $34.1 million in 2020, $13.7 million or 67.8% higher compared to the same period of last year. The increase was mostly driven by: (i) a $6.3 million gain in the mark-to-market of our biological assets explained by the increase in commodity prices coupled with an increase in area and yields, as a result of recent investments which enhance productivity; and ii) a $6.9 million reduction in selling expenses due to the combined effect of a cost dilution following the depreciation of the Argentine peso and the reduction in export taxes from 9% to 5%.
On a quarterly basis, Adjusted EBITDA amounted to $4.6 million, 65.9% higher than during 4Q19. As was the case with the annual figures, 4Q20's increase in Adjusted EBITDA was also explained by a gain in Changes in Fair Value of Biological Assets and Agricultural Produce coupled with a reduction in SG&A expenses.

Dairy Segment

Dairy - Highlights
	metric	4Q20	4Q19	Chg %	12M20	12M19	Chg %
Gross Sales	$ thousands (1)	32,773	30,821	6.3%	135,471	84,767	59.8%
	million liters (2)(3)	92.1	95.7	(3.8)%	342.1	215.5	58.7%
Adjusted EBITDA	$ thousands	3,578	3,658	(2.2)%	18,153	14,965	21.3%
Adjusted EBIT	$ thousands	1,673	2,209	(24.3)%	11,444	9,901	15.6%
Milking Cows	average heads	11,497	9,544	20.5%	10,876	9,066	20.0%
Cow Productivity	liter/cow/day	38.1	37.6	1.4%	36.5	36.3	0.5%
Total Milk Produced	million liters	40.3	33.0	22.1%	145.2	120.1	20.9%
(1) Includes sales of powder milk, cream, electricity and culled cows and processed dairy products
(2) Includes sales of fluid milk, powder milk and cheese, in milk equivalent
(3) The difference between volume processed and volume sold is explained by the sales of raw milk to third parties.

Milk production reached 40.3 million liters during 4Q20, 7.3 million or 22.1% higher compared to the same period of last year. This increase was fully attributable to the 20.5% increase in our dairy cow herd, reaching an average of 11,497 milking cows during the quarter, as we continued populating our three free-stall facilities and worked towards commencing activities in our fourth free-stall by 1Q21. Despite a larger herd, we successfully maintained cow productivity at high levels, even increasing 1.4% year-over-year, reaching 38.1 liters per cow per day. On a full year basis, milk production reached 145.2 million liters during 2020, 20.9% higher year-over-

year on account of a 20.0% increase in our cow herd and 0.5% in our productivity which stood at 36.5 liters per cow per day, well above national average.

At an industry level, we processed 80.3 million liters in 4Q20 and 297.6 million liters during 2020, 0.6% and 63.3% higher compared to the same period of last year, respectively. On an annual basis the increase is partially explained by the fact that our processing facilities started operations in March 2019. Out of the total processed volume approximately 30% was sourced from our dairy farm operations, while the balance was sourced from local producers in nearby areas or supplied by partners to whom we provide tolling services.

During 4Q20 gross sales in our Dairy segment reached $32.8 million, 6.3% or $1.9 million higher compared to 4Q19, driven by a recovery in export prices which fully offset the 3.8% reduction in sales volume. Adjusted EBITDA amounted to $3.6 million, a 2.2% decrease compared to the same period of last year mostly explained by a reduction in the changes in fair value of our biological assets due to a decrease in the price of raw milk in U.S. dollars.

On a full year basis, gross sales increased by 59.8% to $84.8 million and Adjusted EBITDA increased by 21.3% to $18.2 million during 2020. The year-over-year increase was driven by (i) our continuous focus on achieving efficiencies in our vertically integrated operations and increasing our productivity levels in every stage of the value chain; (ii) our flexibility to divert milk to the production of a variety of dairy products, as well as to shift sales across markets, which enabled us to capture the increase in demand in the domestic market driven by the Covid-19 pandemic; and (iii) the three month gap in 2019's industrial operations. This increase was partially offset by higher costs and expenses on account of the larger volume.

Adjusted EBIT amounted to $11.4 million in 2020. However, once interest expenses and the foreign exchange loss related to the financial debt are taken into account, the year-to-date result of the business decreases to negative $7.3 million.

All Other Segments

All Other Segments - Highlights
	metric	4Q20	4Q19	Chg %	12M20	12M19	Chg %
Gross Sales	$ thousands	1,291	1,655	(22.0)%	2,545	3,904	(34.8)%
Adjusted EBITDA	$ thousands	1,773	615	n.m	1,620	266	n.m
Adjusted EBIT	$ thousands	1,740	573	n.m	1,482	85	n.m
All Other Segments primarily encompasses our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities.
Adjusted EBITDA for All Other Segment was 1.6 million in 2020, six times higher than during 2019.

Land transformation business

Land transformation - Highlights
	metric	4Q20	4Q19	Chg %	12M20	12M19	Chg %
Adjusted EBITDA	$ thousands	1,849	(21)	n.a	18,132	10,526	72.3%
Adjusted EBIT	$ thousands	(341)	(21)	n.m	7,934	2,504	n.m
Land sold	Hectares	4,633	—	n.a	5,444	6,080	(10.5)%
During 4Q20 we completed the sale of Huelen, a 4,633 hectare farm located in the Province of La Pampa, Argentina. The selling price marked a 70.0% premium to September 30, 2020´s Cushman and Wakefield´s independent appraisal.

During 2020, Adjusted EBITDA in the Land Transformation segment reached $18.1 million, marking a 72.3% year-over-year increase, mostly led by the sale of Huelen farm and of a 811 hectare plot of Abolengo farm, located in Argentina's Humid Pampas.
Over the last 13 years, we have been able to generate gains of over $200 million by strategically selling at least one of our fully mature farms per year. Monetizing a portion of our land transformation gains allows us to redeploy the capital into higher yielding activities, enabling us to continue growing and enhancing shareholder value.

SE&E - Operational Performance

Sugar, Ethanol & Energy - Selected Information
	metric	4Q20	4Q19	Chg %	12M20	12M19	Chg %
Milling
Sugarcane Milled	tons	2,526,855	1,803,758	40.1%	11,103,200	10,845,136	2.4%
Own Cane	tons	2,322,533	1,785,682	30.1%	10,464,893	10,411,801	0.5%
Third Party Cane	tons	204,322	18,076	n.m	638,307	433,335	47.3%
Production
TRS Equivalent Produced	tons	369,980	275,068	34.5%	1,527,292	1,508,869	1.2%
Sugar	tons	175,565	14,707	n.m	646,981	213,256	n.m
Ethanol	M3	109,363	152,309	(28.2)%	502,170	756,494	(33.6)%
Hydrous Ethanol	M3	66,155	91,980	(28.1)%	318,257	510,358	(37.6)%
Anhydrous Ethanol	M3	43,209	60,329	(28.4)%	183,913	246,136	(25.3)%
Sugar mix in production	%	50%	6%	n.m	44%	15%	n.m
Ethanol mix in production	%	50%	94%	(46.6)%	56%	85%	(34.5)%
Energy Exported (sold to grid)	MWh	210,133	177,479	18.4%	717,915	853,139	(15.9)%
Cogen efficiency (KWh sold per ton crushed)	KWh/ton	83.2	98.4	(15.5)%	64.7	78.7	(17.8)%
Agricultural Metrics
Harvested own sugarcane	tons	2,322,533	1,785,682	30.1%	10,464,893	10,411,801	0.5%
Harvested area	Hectares	28,245	26,049	8.4%	132,374	137,730	(3.9)%
Yield	tons/hectare	82	68	20.3%	79	76	4.6%
TRS content	kg/ton	137	145	(5.5)%	132	133	(1.1)%
TRS per hectare	kg/hectare	11,264	9,912	13.6%	10,396	10,049	3.5%
Mechanized harvest	%	99.5%	98.2%	1.3%	99.4%	98.4%	1.0%
Area
Sugarcane Plantation	hectares	176,651	166,041	6.4%	176,651	166,041	6.4%
Expansion & Renewal Area	hectares	6,603	6,026	9.6%	27,490	29,594	(7.1)%

During 4Q20 we crushed a total of 2.5 million tons of sugarcane, 40.1% or 0.7 million tons higher compared to the same period of last year. The increase in crushing was favored by greater cane availability both in absolute and relative terms. On the one hand, our decision to temporarily slow down our crushing pace during 2Q20 in light of the Covid-19 pandemic, allowed us to transfer cane into the second semester of the year and benefit from the better price outlook. On the other hand, during 4Q19 we slowed down our crushing pace in order to allow sugarcane to recover from the adverse weather conditions that hit our Cluster during that year. Rains in our Cluster in Mato Grosso do Sul during 4Q20 were 12.8% higher compared to 4Q19 but 10.7% below the 10-year average. Rainfall was distributed throughout the quarter and was specially concentrated towards the end of December, resulting in interruptions in our crushing activities, as can be seen in a 11.1% decrease in effective milling days. This, however, was offset by a 57.6% increase in milling per day, and the increased precipitation will result in a better outlook in terms of productivity.

On a full year basis, we crushed a total of 11.1 million tons of sugarcane, 2.4% higher than during 2019. The first semester of 2020 was marked by the effect of the Covid-19 pandemic, mainly in the ethanol business which experienced a decrease in prices due to the decrease in international oil prices, and a decrease in demand as a consequence of the reduced circulation of people in response to the pandemic. In light of these factors, we slowed down our crushing pace, implemented a cost reduction plan and maintained the workforce sized to our operational needs. As signs of a partial recovery started to emerge we revamped our operations and accelerated our crushing pace during the second semester, more than offsetting the lower initial crushing. During July we reached a record of 1.7 million tons of sugarcane crushed.
In terms of productivity, sugarcane yields during 4Q20 reached 82 tons per hectare and 79 tons per hectare in 2020, 20.3% and 4.6% higher compared to the same period of 2019, respectively. This is explained by the negative impact of the adverse weather conditions on 2019’s yields, as most of the harvested area was cane below optimal growth stage. TRS content was 137 kg/ton in 4Q20 and 132 kg/ton in 2020, 5.5% and 1.1% lower compared to the same period of last year, as the positive impact of 2019’s drought on TRS content was mostly observed in 4Q19. The combination of these two effects resulted in TRS production per hectare of 11.3 tons in 4Q20 and 10.4 tons in 2020, 13.6% and 3.5% higher year-over-year.

During the quarter we maximized sugar to profit from higher relative prices (premium of 14.3% and 3.9% to hydrous and anhydrous ethanol, which traded at 12.5 cts/lb and 14.0 cts/lb, respectively). In fact, we diverted as much as 50% of TRS to sugar production, compared to 6% during the same period of last year. On a full year basis we maximized sugar production in 44% compared to 15% during 2019, despite a first quarter of full ethanol maximization prior to the pandemic. This high degree of flexibility constitutes one of our most important competitive advantages, since it allows us to make an efficient use of our fixed assets.

Exported energy totaled 210 thousand MWh in 4Q20 and 718 thousand MWh during 2020, 18.4% higher and 15.9% lower compared to the same period last year, respectively. The decrease in annual volume was explained by our commercial strategy to carry bagasse and postpone energy sales in the spot market, expecting prices to increase towards year end as a consequence of both the economic recovery and the low level of water reservoirs. In line with this strategy, throughout the year we suspended the purchase of wood chips, which also resulted in a cost reduction. Our cogeneration efficiency ratio amounted to 83.2 KWh per ton crushed in 4Q20 and 64.7 KWh/ton in 2020, a decrease of 15.5% and 17.8% respectively. However, total cogeneration during 4Q20 stood at high levels to take advantage of the higher energy prices (over 500 BRL/MWh in November), more than offsetting the loss of efficiency.

As of December 31, 2020, our sugarcane plantation consisted of 176,651 hectares, 6.4% higher compared to the same period of last year. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 2020, we planted a total of 27,490 hectares of sugarcane. Of this total area, 39% or 10,610 hectares corresponded to expansion areas planted to supply our growing crushing capacity and 61% or 16,880 hectares corresponded to areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Financial Performance

Sugar, Ethanol & Energy - Highlights
$ thousands	4Q20	4Q19	Chg %	12M20	12M19	Chg %
Net Sales (1)	151,010	157,282	(4.0)%	385,254	487,974	(21.1)%
Margin on Manufacturing and Agricultural Act. Before Opex	72,604	46,693	55.5%	190,171	184,327	3.2%
Adjusted EBITDA	80,332	55,179	45.6%	253,052	253,069	—%
Adjusted EBITDA Margin	53.2%	35.1%	51.6%	65.7%	51.9%	26.7%
(1) Net Sales are calculated as Gross Sales net of sales taxes.
Please see “Reconciliation of Non-IFRS measures” starting on page 35 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss.
Net sales in 4Q20 reached $151.0 million, $6.3 million or 4.0% lower than the same period of last year. This reduction was driven by the lower average selling prices of ethanol and energy measured in U.S. dollars (despite an increase in prices measured in BRL), and the lower volume of ethanol sold. This was partially offset by the higher average selling price of sugar measured in U.S. dollars and the higher volume of energy and sugar sold, as a result of diverting 50% of TRS to sugar production.

On an annual basis, net sales amounted to $385.3 million, marking a 21.1% decrease compared to 2019. This reduction was driven by the lower average selling prices of sugar, ethanol and energy measured in U.S. dollars (despite an increase in prices measured in BRL of all three products), and the lower volumes of ethanol and energy, partially offset by higher volumes of sugar.

Adjusted EBITDA during 4Q20 was $80.3 million, $25.2 million or 45.6% higher compared to 4Q19. This increase was mostly explained by the $19.9 million higher results derived from the mark-to-market of our biological assets, partially offset by a loss derived from the mark-to-market of our commodity hedge position and an increase in SG&A on account of higher freight and fobbing costs due to higher sugar sales.

On a full year basis, results were impacted by the effects of the pandemic, however Adjusted EBITDA amounted to $253.1 million, in line with last year.

The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown (1)
	$ thousands				Units			($/unit)
	4Q20	4Q19	Chg %	4Q20	4Q19	Chg %	4Q20	4Q19	Chg %
Sugar (tons)(2)	71,086	30,038	136.7%	248,468	111,006	123.8%	286	271	5.7%
Ethanol (cubic meters)	67,542	115,960	(41.8)%	178,099	260,438	(31.6)%	379	445	(14.8)%
Energy (Mwh)(3)	12,382	11,285	9.7%	264,588	224,293	18.0%	47	50	(7.0)%
TOTAL	151,010	157,282	(4.0)%
	$ thousands				Units			($/unit)
	12M20	12M19	Chg %	12M20	12M19	Chg %	12M20	12M19	Chg %
Sugar (tons)(2)	167,832	97,200	72.7%	641,068	337,447	90.0%	262	288	(9.1)%
Ethanol (cubic meters)	180,569	337,101	(46.4)%	489,873	766,573	(36.1)%	369	440	(16.2)%
Energy (Mwh)(3)	36,853	53,673	(31.3)%	941,291	994,367	(5.3)%	39	54	(27.5)%
TOTAL	385,254	487,974	(21.1)%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes.
(2) Includes commercialization of third party sugar: 38.9k tons ($10.4 MM) in 4Q19 and 119.8k tons ($35.4 MM) in 12M19; 217 tons (-$1.5MM) in 12M20.
(3) Includes commercialization of energy from third parties.

Net sales of sugar more than doubled during 4Q20 compared to 4Q19, standing at $71.1 million. This increase was driven by a twofold increase in volume, which reached 248 thousand tons and a 5.7% increase in average selling prices measured in U.S. dollars which amounted to 13 cts/lb.

On a year-to-date basis, net sales of sugar increased by 72.7% compared to the same period of 2019, reaching $167.8 million. Sales volume increased by 90.0% year-over-year led by an increase in production mix and volume, which fully offset the 9.1% decrease in average selling prices measured in U.S. dollars despite an increase in prices measured in BRL. Although sugar is traded in U.S. dollars, the depreciation of the Brazilian Real does have an impact on prices due to the fact that our functional currency is BRL and our reporting currency is U.S. dollars.

In addition, during 2020 we started exporting certified organic sugar produced at our UMA mill. Certification is required by the European market and is only granted after having produced organic sugar for a period of three years. We successfully exported approximately 5 thousand tons of organic sugar at an average price of 25 cts/lb, capturing a significant premium over VHP sugar, and plan on doubling the exported figure in 2021. In this way, we not only have a highly efficient Cluster model in place but we also continue to add value to UMA.

During 4Q20, the full maximization of sugar production, coupled with the lower ethanol inventories carried from the previous quarter, resulted in a 31.6% decrease in ethanol sales volume compared to 4Q19. At the same time, selling prices in U.S. dollars fell by 14.8% to sugar equivalent prices of 13.5 cts/lb, resulting in $67.5 million in net sales, a 41.8% decrease year-over-year. During the quarter hydrous and anhydrous ethanol traded, on average, at sugar equivalent prices of 12.5 cts/lb and 14.0 cts/lb, 14.3% and 3.9% discount to sugar, respectively.

On a year-to-date basis net sales of ethanol amounted to $180.6 million, a 46.4% decrease year-over-year. This was driven by a 16.2% decrease in average selling prices measured in U.S. dollars to sugar equivalent prices of 13.2 cts/lb and a 36.1% decrease in volume as a consequence of our strategy to maximize sugar production due to the lagging impact of the pandemic on ethanol prices and demand, in particular during the first semester of the year. During 2020 hydrous and anhydrous ethanol traded, on average, at sugar equivalent prices of 12.0 cts/lb and 13.01 cts/lb, 6.7% discount and 1.3% premium to sugar, respectively.

As part of the RenovaBio program and in hand with our ethanol sales, during 2020 Adecoagro became the first company to sell carbon credits (CBios) at Brazil's stock exchange. During the year we sold 492 thousand CBios at an average price of 40.9 BRL/CBio (7.5 USD/CBio) which is captured in the Other Operating Income line and thus, reflected in our Adjusted EBITDA. We expect to continue increasing the sustainability of our operations and thus, improving our RenovaBio score which will in turn allow us to issue a greater amount of CBios per m3 of ethanol sold.

In the case of energy, net sales in 4Q20 were $12.4 million, 9.7% higher compared to 4Q19. Selling volumes reached 265 thousand MWh, marking a 18.0% year-over-year increase which fully offset the 7.0% decrease in average selling prices measured in U.S. dollars, which stood at $47 per MWh. Energy prices measured in BRL experienced a 23.1% increase compared to 4Q19.

Year-to-date, net sales of energy amounted to $36.9 million, a 31.3% decrease compared to 2019, driven by a 5.3% decrease in volume and a 27.5% decrease in average selling prices measured in U.S. dollars.
As shown in the table below, total production costs excluding depreciation and amortization reached 4.6 cents per pound in 2020, 29.0% lower year-over-year. This cost reduction was mainly explained by the impact of the higher crushing volume which allowed us to dilute fixed costs, coupled with the year-over-year depreciation of the Brazilian Real, which further contributed to reduce unit costs measured in U.S. dollars. Additionally (i) enhanced agricultural efficiencies; (ii) lower industrial costs due to reduced third party services and temporary suspension of wood chips purchases; and (iii) higher cost capitalization during the interharvest period, also had a positive impact on production costs. These positive effects, were partially offset by the higher cost of third party cane, both as a result of higher purchased volume and higher Consecana prices.

Sugar, Ethanol & Energy - Production Costs
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	4Q20	4Q19	Chg %	4Q20	4Q19	Chg %
Industrial costs	19,836	21,558	(8.0)%	2.7	3.9	(30.5)%
Industrial costs	14,871	20,758	(28.4)%	2.0	3.8	(45.9)%
Cane from 3rd parties	4,965	800	n.m	0.7	0.1	n.m
Agricultural costs	53,477	56,541	(5.4)%	7.3	10.3	(28.6)%
Harvest costs	18,705	23,039	(18.8)%	2.6	4.2	(38.7)%
Cane depreciation	13,170	12,729	3.5%	1.8	2.3	(21.8)%
Agricultural Partnership Costs	6,294	4,019	56.6%	0.9	0.7	18.3%
Maintenance costs	15,309	16,754	(8.6)%	2.1	3.0	(31.0)%
Total Production Costs	73,313	78,099	(6.1)%	10.0	14.2	(29.1)%
Depreciation & Amortization PP&E	(32,921)	(36,993)	(11.0)%	(4.5)	(6.7)	(32.8)%
Total Production Costs (excl D&A)	40,392	41,106	(1.7)%	5.5	7.5	(25.8)%

Sugar, Ethanol & Energy - Total Production Costs
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	12M20	12M19	Chg %	12M20	12M19	Chg %
Industrial costs	66,924	83,429	(19.8)%	2.2	2.7	(20.8)%
Industrial costs	53,377	72,185	(26.1)%	1.7	2.4	(27.0)%
Cane from 3rd parties	13,547	11,244	20.5%	0.4	0.4	18.9%
Agricultural costs	197,558	271,647	(27.3)%	6.4	8.9	(28.2)%
Harvest costs	70,381	103,116	(31.7)%	2.3	3.4	(32.6)%
Cane depreciation	49,851	68,725	(27.5)%	1.6	2.3	(28.4)%
Agricultural Partnership costs	25,954	32,372	(19.8)%	0.8	1.1	(20.8)%
Maintenance costs	51,372	67,434	(23.8)%	1.7	2.2	(24.8)%
Total Production Costs	264,482	355,075	(25.5)%	8.6	11.7	(26.5)%
Depreciation & Amortization	(122,515)	(157,657)	(22.3)%	(4.0)	(5.2)	(23.3)%
Total Production Costs (excl. D&A)	141,967	197,418	(28.1)%	4.6	6.5	(29.0)%

Sugar, Ethanol & Energy - Total Cost of Production
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	12M20	12M19	Chg %	12M20	12M19	Chg %
Total Production Costs (excl. D&A)	141,967	197,418	(28.1)%	4.6	6.5	(29.0)%
Maintenence Capex	105,420	119,902	(12.1)%	3.4	3.9	(13.2)%
SG&A	40,963	45,232	(9.4)%	1.3	1.5	(10.6)%
Cogeneration	(27,832)	(53,673)	(48.1)%	(0.9)	(1.8)	(48.8)%
Tax Recovery	(18,062)	(34,721)	(48.0)%	(0.6)	(1.1)	(48.6)%
Total Cash Cost	242,454	274,158	(11.6)%	7.9	9.0	(12.7)%

Total cost of production reflects, on a cash basis, how much it costs us to produce one pound of sugar and ethanol (in sugar equivalent). Maintenance capex is included in the calculation since it is a recurring investment, necessary to maintain the productivity of the sugarcane plantation. As we are calculating sugar and ethanol costs, energy is deemed a by-product and thus deducted from total costs. As for the tax recovery line item, it includes the ICMS tax incentive that the state of Mato Grosso do Sul granted us until 2032. (Please visit our Investor Education section at ir.adecoagro.com for more information).

As shown in the table above, on a yearly basis, total cash cost on a per pound basis reached 7.9 cents per pound, 12.7% lower compared to 2019. This decrease is explained by: (i) the previously mentioned 29.0% reduction in total production cost; (ii) a 13.2% lower maintenance cost on account of enhanced efficiencies; and (iii) a 10.6% reduction in SG&A, as a result of lower PIS/COFINS tax in line with the lower ethanol sales, partially offset by higher freight costs due to higher sugar sales. The depreciation of the Brazilian Real further contributed to dilute costs in US dollars, since most of our cost structure is denominated in local currency. However, this was partially offset by a 48.6% lower tax recovery on account of the lower ethanol sales and a 48.8% lower cogeneration as a result of the reduced purchase of wood chips.

All of our efforts are devoted to further enhance efficiencies to continue reducing total cash cost. As we ramp up operations in our cluster, cash cost will continue its downward trend as more fixed costs will be diluted.

Sugar, Ethanol & Energy - Changes in Fair Value
$ thousands	4Q20	4Q19	Chg %	12M20	12M19	Chg %
Sugarcane Valuation Model current period	71,506	55,355	29.2%	71,506	55,355	29.2%
Sugarcane Valuation Model previous period	56,704	56,631	0.1%	55,355	47,475	16.6%
Total Changes in Fair Value	14,802	(1,276)	n.a	16,151	7,881	104.9%

Total Changes in Fair Value of Unharvested Biological Assets (what is currently growing on the fields and will be harvested during the next 12 months) represented a gain of $14.8 million during 4Q20 and $16.2 million during 2020. The year-over-year growth is attributable to an increase in Consecana prices as a result of higher expected sugar prices, coupled with the depreciation of the Brazilian Real. On a quarterly basis, the increase is also driven by an improvement in expected yields as a result of better average rainfalls during 4Q20 and the first month of 2021.

Corporate Expenses

Corporate Expenses
$ thousands	4Q20	4Q19	Chg %	12M20	12M19	Chg %
Corporate Expenses	(5,020)	(4,789)	4.8%	(18,806)	(19,639)	(4.2)%
Adecoagro’s corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarter staff, certain professional fees, travel expenses, and office lease expenses, among others. As shown in the table above, corporate expenses for 2020 were $18.8 million, 4.2% lower compared to 2019, mainly as a result of the depreciation of the Brazilian Real and the Argentine peso.

Other Operating Income

Other Operating Income
$ thousands	4Q20	4Q19	Chg %	12M20	12M19	Chg %
Gain from the sale of subsidiaries	(554)	—	n.a	(554)	—	n.a
Gain/(Loss) from commodity derivative financial instruments	(9,651)	(401)	n.m	(8,307)	(492)	n.m
Gain from disposal of farmland and other assets	—	(118)	(100.0%)	2,084	1,354	53.9%
(Loss) from onerous contracts - forwards	(819)	52	n.m	(1,624)	(15)	n.m
Gain from disposal of other property items	480	(559)	n.m	2,247	(313)	n.m
Net gain from fair value adjustment of investment property	(481)	(2,549)	(81.1%)	1,080	(927)	n.m
Others	2,996	1,974	51.8%	7,106	(744)	n.m
Total	(8,029)	(1,601)	n.m	2,032	(1,137)	n.m

During 2020 Other Operating Income reported a gain of $2.0 million, compared to a loss of $1.1 million in 2019. This increase is mainly related to the $7.8 million higher results in the Other line, which mainly includes (i) a $6.3 million gain in the mark-to-market of an account receivable corresponding to the latest sale of farms in Brazil, positively impacted by the increase in soybean prices; coupled with (ii) a $2.6 million gain from the sale of carbon credits (CBio) as part of Brazil's RenovaBio program. In fact, during 2020 we completed the sale of 492 thousand CBios at an average price of 40.9 BRL/CBio, resulting in revenues of $3.7 million and net profit of $2.6 million, after taxes. Results were partially offset by a $7.8 million loss attributable to the negative impact of the increase in commodity prices, namely sugar, soybean and corn, in the mark-to-market of our commodity hedge position.

On a quarterly basis, Other Operating Income reported a loss of $8.0 million in 4Q20 compared to a loss of $1.6 million during 4Q19, mainly attributable to the increase in commodity prices which negatively affected the mark-to-market of our hedge position.

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent to agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flows.
The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

Commodity Hedge Position - as of December 31, 2020
	Consolidated Hedge Position
Farming		Avg. FAS Price	CBOT FOB	Results Booked in FY2020
	Volume	USD/Ton	USD/Bu	$ thousands
2019/2020 Harvest season
Soybeans	167,397	242	842	(726)
Corn	315,378	136	269	(2,995)
2020/2021 Harvest season
Soybeans	41,300	317	1,257	(3,600)
Corn	86,636	181	465	(2,751)

	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg.FOB Price	ICE FOB	Results Booked in FY2020
	Volume (1)	USD/Unit	Cents/Lb	$ thousands
2020/2021 Harvest season
Sugar (tons)	601,624	286.1	13.0	9.0
Ethanol (m3)	396,431	345.5	n.a	(0.7)
Energy (MW/h) (1)	529,788	48.4	n.a	—
2021/2022 Harvest season
Sugar (tons)	224,587	303.7	13.8	(7.0)
Ethanol (m3)	750	372.0	n.a	—
Energy (MW/h) (1)	306,600	53.9	n.a	—
(1) Energy prices 2020 were converted to USD at an exchange rate of BRL/USD 5.3 and 2021 prices were converted at BRL/USD 5.0

Financial Results

Financial Results
$ thousands	4Q20	4Q19	Chg %	12M20	12M19	Chg %
Interest Expenses, net	(14,014)	(13,776)	1.7%	(54,198)	(50,078)	8.2%
Cash Flow Hedge - Transfer from Equity	266	(9,705)	n.m	(24,363)	(25,484)	(4.4)%
FX (Losses), net	14,919	22,400	(33.4)%	(109,266)	(25,779)	n.m
Gain/loss from derivative financial Instruments	1,695	170	n.m	92	1,189	(92.3)%
Taxes	(933)	(1,486)	(37.2%)	(4,559)	(4,364)	4.5%
Finance Cost - Right-of-use Assets	(3,697)	(107)	n.m	(12,532)	(9,524)	31.6%
Inflation accounting effects	4,524	4,581	(1.2)%	12,064	16,911	(28.7)%
Other Expenses, net	7,855	(1,314)	n.m	17,104	(3,092)	n.m
Total Financial Results	10,615	763	n.m	(175,658)	(100,221)	75.3%

Net financial results in 2020 totaled a loss of $175.7 million compared to a loss of $100.2 million in 2019. These results are primarily composed of Foreign exchange gains and inflation accounting effects, as explained below:
(i)Foreign exchange losses (composed of “Cash Flow Hedge - Transfer from Equity (1) and “Fx Gain/Loss line” items) reflect the impact of foreign exchange variations on our dollar denominated monetary assets and liabilities. The $109.3 million loss is explained by our negative net foreign currency position. During 12M20, the Brazilian Real registered a 28.9% nominal depreciation, compared to a depreciation of 4.0% during 12M19. At the same time, and further contributing to the foreign exchange loss, the Argentine Peso depreciated 40.5% during 2020, compared to a 58.9% nominal depreciation registered during 2019. These results are non-cash in nature and do not impact the net worth of the Company, in U.S. dollars.

(ii)Inflation accounting effects reflect the results derived from the exposure of our net monetary position to inflation. Monetary assets generate a loss when exposed to inflation while monetary liabilities generate a gain every time inflation reduces the owed balance, in real terms. During 2020 we had a negative net monetary position (monetary liabilities were higher than monetary assets), so we registered a $12.1 million gain, 28.7% lower compared to 2019. The decrease was primarily explained by the higher inflation registered during 2019, which amounted to 53.8% in 2019 compared to 36.1% in 2020.

In addition, the $20.2 million year-over-year increase in Other Expenses is mostly driven by our financial strategy to capitalize on the gap between Argentina's official and blue chip rate.
(1) Effective July 1, 2014, Adecoagro formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars and foreign currency forward contracts. Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting Adecoagro's Risk Management Policy.

Indebtedness

Net Debt Breakdown
$ thousands	4Q20	3Q20	Chg %	4Q19	Chg %
Farming	180,542	195,256	(7.5)%	223,465	(19.2)%
Short term Debt	97,959	125,203	(21.8)%	152,633	(35.8)%
Long term Debt	82,583	70,053	17.9%	70,832	16.6%
Sugar, Ethanol & Energy	790,548	729,660	8.3%	744,815	6.1%
Short term Debt	59,667	76,973	(22.5)%	35,445	68.3%
Long term Debt	730,881	652,687	12.0%	709,370	3.0%
Total Short term Debt	157,626	202,177	(22.0)%	188,078	(16.2)%
Total Long term Debt	813,464	722,740	12.6%	780,202	4.3%
Gross Debt	971,090	924,917	5.0%	968,280	0.3%
Cash & Equivalents	336,282	213,584	57.4%	290,276	15.8%
Net Debt	634,808	711,333	(10.8)%	678,004	(6.4)%
EOP Net Debt / Adj. EBITDA LTM	1.86x	2.29x	(18.9)%	2.22x	(16.4)%

Adecoagro´s net debt as of December 31, 2020 reached $634.8 million, $76.5 million or 10.8% lower than the previous quarter, driven by a $122.7 million increase in cash and equivalents, which fully offset the higher gross debt. The higher cash and equivalents was mainly explained by the inflow of BRL 400 million (approximately $80 million) during 4Q20 from a debenture issued in Brazil and of $22 million out of the $100 million loan secured with the IFC in June 2020.

On a year-over-year basis net debt in 4Q20 was 6.4% or $43.2 million lower compared to 4Q19, in spite of gross debt being flat year-over-year. This is explained by the 15.8% higher cash and equivalents driven by a positive free cash flow during the last twelve months and by the short term working capital lines we raised throughout the year as part of our risk management program. 4Q19, in turn, reflects the inflow from the issuance of the CRA bond in Brazil that took place by 2019 year-end.

Our Net Debt ratio (Net Debt / EBITDA) reached 1.86x in 4Q20, 18.9% lower than 3Q20 and (16.4)% lower year-over-year. We believe that our balance sheet is in a healthy position based not only on the adequate overall debt levels but also on the terms of our indebtedness, most of which is long-run debt.

The Company has full capacity to repay short term debt with its cash balances, as shown by our Liquidity ratio above 1.0x. As of December 31, 2020, our Liquidity ratio (Cash & Equivalents + Marketable Inventories / Short Term Debt) reached 2.62x.

Capital Expenditures & Investments

Capital Expenditures & Investments
$ thousands	4Q20	4Q19	Chg %	12M20	12M19	Chg %
Farming & Land Transformation	5,051	3,837	31.7%	20,221	75,407	(73.2)%
Expansion	3,215	3,438	(6.5)%	15,583	69,457	(77.6)%
Maintenance	1,836	398	361.3%	4,639	5,950	(22.0)%
Sugar, Ethanol & Energy	34,296	43,062	(20.4)%	146,556	181,563	(19.3)%
Maintenance	24,151	26,137	(7.6)%	105,420	121,946	(13.6)%
Planting	10,072	12,137	(17.0)%	38,607	51,198	(24.6)%
Industrial & Agricultural Machinery	14,078	14,000	0.6%	66,812	70,748	(5.6)%
Expansion	10,145	16,925	(40.1)%	41,137	59,617	(31.0)%
Planting	6,816	16,143	(57.8)%	32,309	47,435	(31.9)%
Industrial & Agricultural Machinery	3,329	782	325.8%	8,827	12,182	(27.5)%
Total	39,346	46,899	(16.1)%	166,778	256,970	(35.1)%
In 2020 Adecoagro´s capital expenditure totaled $166.8 million, 35.1% or $90.2 million lower compared to 2019. This decrease is mostly driven by a 56.1% or $72.3 million reduction in expansion capex year-over-year, as we are in the final phase of our 5-Year-Plan, with virtually all the expansion capex already deployed. The reduction in expansion capex will continue going forward, thus reducing total consolidated capex.
The reduction in consolidated capex will also be driven by a slow down in maintenance capex, which decreased 13.9% year-over-year during 2020. This trend will mainly be driven by our Sugar, Ethanol and Energy business, in spite of increasing our sugarcane area, as a result of efficiencies enhancements such as the implementation of new agricultural techniques, among others.

The Sugar, Ethanol and Energy business accounted for 87.9% or $146.6 million of total capex in 2020. Expansion capex, which is mostly related to the expansion of our plantation to supply the growing nominal crushing capacity, amounted to $41.1 million, 31.0% lowered compared to 2019. Maintenance capex, in turn, reached $105.4 million, 13.6% lower year-over-year on account of enhanced efficiencies and the postponement of uncommitted capital expenditures as part of our cost reduction initiatives implemented in light of the Covid-19 pandemic.

Farming & Land Transformation businesses accounted for 12.1%, or $20.2 million of total capex in 2020, marking a 73.2% year-over-year decrease. This is mostly explained by the fact that 2019 was the year with the highest capex requirement in our Farming business, according to our 5 Year Plan.

Inventories

End of Period Inventories
		Volume			thousand $
Product	Metric	4Q20	4Q19	% Chg	4Q20	4Q19	% Chg
Soybean	tons	10,539	4,887	n.m	3,537	1,092	n.m
Corn (1)	tons	16,972	14,074	20.6%	3,136	1,744	79.8%
Wheat (2)	tons	82,092	51,509	59.4%	16,480	8,413	95.9%
Sunflower	tons	1,425	1,301	9.6%	468	422	10.8%
Cotton	tons	—	73	(100.0)%	—	167	(100.0)%
Rice (3)	tons	24,046	24,219	(0.7)%	5,798	5,661	2.4%
Peanut	tons	7,253	7,085	2.4%	5,539	5,014	10.5%
Sugar	tons	6,892	9,209	(25.2)%	1,981	2,143	(7.5)%
Organic Sugar	tons	6,357	1,804	n.m	1,548	564	n.m
Ethanol	m3	98,209	93,442	5.1%	30,785	34,157	(9.9)%
Fluid milk (UHT)	Th Lts	4,452	6,082	(26.8)%	1,793	2,636	(32.0)%
Milk powder	tons	1,694	717	n.m	4,016	1,920	n.m
Cheese	tons	220	—	n.a	668	—	n.a
Others	tons	2,939	3,666	(19.8)%	1,290	1,346	(4.1)%
Total		263,090	218,067	20.6%	77,039	65,279	18.0%
(1) Includes sorghum.
(2) Includes barley.
(3) Expressed in white rice equivalent

Variations in inventory levels between 4Q20 and 4Q19 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained, (ii) different percentage of area harvested during the period, and (iii) commercial strategy or selling pace for each product.

4Q20 Market Highlights
◦Ethanol prices presented another significant rally throughout 4Q20, mainly supported by the gasoline price increase, as international oil prices surged. According to the ESALQ index, hydrous and anhydrous prices increased 18% and 21% respectively compared to the previous quarter. On a year-over-year basis, hydrous and anhydrous prices were 7% and 14% higher during 4Q20, respectively. As reported by UNICA, domestic ethanol sales in 4Q20 were 6% lower year-over-year, but increased 6% over 3Q20. Ethanol prices started to rebound due to (i) higher gasoline prices; (ii) increase in fuel demand; and (iii) lower supply, thus building a positive scenario for the upcoming months.

◦Sugar prices made a significant improvement relative to the previous quarter. Prices in U.S. dollars were, on average, 18% higher than during 3Q20 and 14% higher than in 4Q19. The rebound in sugar was mainly driven by the delay in Indian export subsidy, but also by a combination of the late start of the Thailand harvest; stronger-than-expected demand and reduced crops coming from the European Union and Russia. The macro scenario was also constructive for sugar prices, driven by funds buying, by the rally in oil prices and the weakening of the U.S. dollar. In addition, the devaluation of the BRL against the U.S. dollar also contributed to historically high sugar prices measured in BRL, which were on average 18% higher than 3Q20 and 50% higher than in 4Q19.

◦Energy spot prices in the southeast region of Brazil during 4Q20 were 29.4% higher than during the same period of last year. During October, November and December, energy prices were 288.6 BRL/MWh, 502.7 BRL/MWh and 267.5 BRL/MWh, respectively. In January the PLD (Preço de Liquidação das Diferenças or settlement price for differences) reached levels of 242.7 BRL/MWh and consumption showed an increase of 1.4% when compared to last year, according to CCEE. The level of the southeast reservoirs was 16.6% by the end of December, 3.3% lower than the same period of 2019 (19.9%).

◦Soybean prices during 4Q20 traded 28.0% higher compared to the previous quarter, reaching pre 2015 price levels, mainly due to China’s increasing demand. Corn prices traded 26.0% higher compared to the previous quarter, fueled by increasing exports from USA mainly to Chinese destinations. Firmer prices were also supported by (i) concerns over La Niña’s impact on 2020/21 crop development in South America; (ii) by a 4.0% weaker Dollar Index; and (iii) by the inflow of funds’ money into commodities during the quarter.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including the expansion of our sugarcane cluster in Mato Grosso do Sul and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income
•Adjusted Free Cash Flow
•Adjusted Free Cash Flow from Operations

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making and as a means to evaluate period-to-period.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.

Adjusted EBITDA, Adjusted EBIT & Adjusted EBITDA margin
We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization, excluding the revaluation result of the hectares hold as investment property, and adjusted by profit or loss from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under the line item “Reserve from the sale of minority interests in subsidiaries.” Revaluation results from the farmland held as Property, Plant & Equipment
We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of PP&E and amortization of intangible assets, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial expenses; and (ii) adjusted by profit or loss from discontinued operations if any; and (iii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, i.e., (x) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland , reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries; and (y) the net increase in value of sold farmland, which has been recognized in either Revaluation surplus or retained earnings.
We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.
We define Adjusted EBITDA margin as Adjusted EBITDA to net sales. We consider that the presentation of adjusted EBITDA margin provides useful information on how successfully we operate our Company and enhances the ability of investors to compare profitability between segments, periods and with other public companies.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 33.

Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of long- and short-term debt less cash and cash equivalents. This measure is widely used by management and investment analysts and we believe it shows the financial strength of the Company

Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.
We believe that this metric provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

Reconciliation - Net Debt
$ thousands	4Q20	3Q20	Chg %	4Q19	Chg %
Total Borrowings	971,090	924,917	5.0%	968,280	0.3%
Cash and Cash equivalents	336,282	213,584	57.4%	290,276	15.8%
Net Debt	634,808	711,333	(10.8)%	678,004	(6.4)%
Adjusted Net Income
We define Adjusted Net Income as (i) Profit/ (Loss) of the period/year before net gain from fair value adjustments of investment property land; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both Exchange Differences and Cash Flow Hedge Transfer from Equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item. “Reserve from the sale of non-controlling interests in subsidiaries”, plus (iv) the reversal of the aforementioned income tax effect, plus (v) any inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either Revaluation surplus or Retained earnings, net of the related income tax effect.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our Equity. In effect, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the Equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the Equity of the Company, since it reduces/increases the income tax to be paid in each country; which is why we decided to add back the income tax effect to the Adjusted Net Income considering this tax effect.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similarly titled measures used by other companies. Adjusted Net Income is not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

Adjusted Net Income
$ thousands	4Q20	4Q19	Chg %	12M20	12M19	Chg %
Net Income	47,308	9,622	n.m	1,070	342	n.m
Foreign exchange losses, net	(14,919)	(22,400)	(33.4)%	109,266	25,779	n.m
Cash flow hedge - transfer from equity	(266)	9,705	n.a	24,363	25,484	(4.4)%
Inflation Accounting Effects	(4,524)	(4,581)	(1.2)%	(12,064)	(16,911)	(28.7)%
Revaluation Result - Investment Property	481	2,549	(81.1)%	(1,080)	927	n.a
Revaluation surplus of farmland sold	2,190	—	n.a	10,198	8,022	27.1%
Adjusted Net Income	30,270	(5,105)	n.a	131,753	43,643	n.m

Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations
We believe that the measures of Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations are important measures of liquidity that enable investors to draw important comparisons year to year of the amount of cash generated by the Company’s principal business and financing activities, which includes the cash generated from our land transformation activities, after paying for recurrent items, including interest, taxes and maintenance capital expenditures.

We define Adjusted Free Cash Flow as (i) net cash generated from operating activities, net of the combine effect of the application of     from the Argentine operations , less (ii) net cash used in investing activities, net of the combine effect of the application of IAS 29 and IAS 21 from the Argentine operations, less (iii) interest paid, net of the combine effect of the application of IAS 29 and IAS 21 from the Argentine operations plus (iv) proceeds from the sale of non-controlling interest in farming subsidiaries. We define Adjusted Free Cash Flow from Operations as (i) net cash generated from operating activities, net of the combine effect of the application of IAS 29 and IAS 21 from the Argentine operations , less (ii) net cash used in investing activities, net of he combine effect of the application of IAS 29 and IAS 21 from the Argentine operations, less (iii) interest paid, plus (iv) proceeds from the sale of non-controlling interest in subsidiaries; plus (v) expansion capital expenditures ("expansion capex").

Expansion capex is defined as the required investment to expand current production capacity including organic growth, joint ventures and acquisitions. We define maintenance capital expenditures ("maintenance capex") as the necessary investments in order to maintain the current level of productivity both at an agricultural and at an industrial level. Proceeds from the sale of non-controlling interest in farming subsidiaries is a measure of the cash generated from our land transformation business that is included under cash from financing activities pursuant to IFRS.

We believe Adjusted Free Cash Flow is an important liquidity measure for the Company because it allows investors and others to evaluate and compare the amount of cash generated by the Company business and financing activities to undertake growth investments, to fund acquisitions, to reduce outstanding financial debt. and to provie a return to shareholders in the form of dividends and/or share repurchases, among other things.

We believe Adjusted Free Cash Flow from Operations is an additional important liquidity metric for the Company because it allows investors and others to evaluate and compare the total amount of cash generated by the Company´s business and financing activities after paying for recurrent items including interest, taxes and maintenance capex. We believed this metric is relevant in evaluating the overall performance of our business.

Other companies may calculate Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations differently, and therefore our formulation may not be comparable to similarly titled measures used by other companies. Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations are not measures of liquidity under IFRS, and should not be considered in isolation or as an alternative to consolidated cash flows from operating activities, net increase (decrease) in cash and cash equivalents and other measures determined in accordance with IFRS.

Reconcilliation - Adjusted Free Cash Flow
$ thousands	2020	2019
Net Increase / (decrease) in cash and cash equivalents	81,290	34,608
Interest Paid	(60,026)	(53,996)
Lease payments	(40,336)	(49,081)
Cash Flow from Financing Activities	53,919	37,863
IAS 29 & IAS 21 Effect for Investing Activities	429	(2,922)
IAS 29 & IAS 21 Effect for Operating Activities	14,956	(23,550)
IAS 29 & IAS 21 Effect for Interest Paid	1,638	(4,408)
Adjusted Free Cash Flow	51,870	(61,486)

Reconcilliation - Adjusted Free Cash Flow from Operations
$ thousands	2020	2019
Net Increase in cash and cash equivalents	81,290	34,608
Expansion Capex	56,720	129,074
Interest Paid	(60,026)	(57,662)
Lease payments	(40,336)	(49,081)
Cash Flow from Financing Activities	53,919	37,863
IAS 29 & IAS 21 Effect for Investing Activities	429	(2,922)
IAS 29 & IAS 21 Effect for Operating Activities	14,956	(23,550)
Adjusted Free Cash Flow from Operations	106,952	68,330

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 4Q20
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	29,892	18,417	32,773	1,291	82,373	159,839	—	—	242,212
Cost of goods sold and services rendered	(24,075)	(12,048)	(29,112)	(1,038)	(66,273)	(105,450)	—	—	(171,723)
Initial recog. and changes in FV of BA and agricultural produce	11,910	1,281	2,252	1,585	17,028	18,215	—	—	35,243
Gain from changes in NRV of agricultural produce after harvest	1,885	—	(2)	—	1,883	—	—	—	1,883
Margin on Manufacturing and Agricultural Act. Before Opex	19,612	7,650	5,911	1,838	35,011	72,604	—	—	107,615
General and administrative expenses	(1,913)	(2,078)	(1,278)	(31)	(5,300)	(4,308)	—	(5,477)	(15,085)
Selling expenses	(4,180)	(2,652)	(3,063)	(62)	(9,957)	(17,875)	—	(32)	(27,864)
Other operating income, net	(4,396)	197	103	(486)	(4,582)	(3,011)	(341)	(94)	(8,028)
Profit from Operations Before Financing and Taxation	9,123	3,117	1,673	1,259	15,172	47,410	(341)	(5,603)	56,638
Net gain from Fair value adjustment of Investment property	—	—	—	481	481	—	—	—	481
Adjusted EBIT	9,123	3,117	1,673	1,740	15,653	47,410	(341)	(5,603)	57,119
(-) Depreciation of PP&E and Amortization Intangible assets	1,305	1,456	1,905	33	4,699	32,922	—	583	38,204
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	2,190	—	2,190
Adjusted EBITDA	10,428	4,573	3,578	1,773	20,352	80,332	1,849	(5,020)	97,513
Reconciliation to Profit/(Loss)
Adjusted EBITDA									97,513
(+) Depreciation of PP&E and Amortization Intangible assets									(38,204)
(+) Financial result, net									10,615
(+) Revaluation Result - Investment Property									(481)
(+) Income Tax (Charge)/Benefit									(20,195)
Reverse of revaluation surplus derived from the disposals of assets									(2,190)
(+) Translation Effect (IAS 21)									250
Profit/(Loss) for the Period									47,308

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 4Q19
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	34,900	27,333	30,821	1,655	94,709	171,106	—	—	265,815
Cost of goods sold and services rendered	(29,392)	(17,033)	(28,415)	(1,535)	(76,375)	(122,638)	—	—	(199,013)
Initial recog. and changes in FV of BA and agricultural produce	5,745	(2,246)	3,604	538	7,641	(1,775)	—	—	5,866
Gain from changes in NRV of agricultural produce after harvest	368	—	(27)	—	341	—	—	—	341
Margin on Manufacturing and Agricultural Act. Before Opex	11,621	8,054	5,983	658	26,316	46,693	—	—	73,009
General and administrative expenses	(1,823)	(1,931)	(1,107)	(41)	(4,902)	(5,080)	—	(4,864)	(14,846)
Selling expenses	(4,048)	(5,299)	(2,698)	(22)	(12,067)	(22,153)	—	(59)	(34,279)
Other operating income, net	2,094	26	31	(2,571)	(420)	(1,274)	(21)	114	(1,601)
Profit from Operations Before Financing and Taxation	7,844	850	2,209	(1,976)	8,927	18,186	(21)	(4,809)	22,283
Net gain from Fair value adjustment of Investment property	—	—	—	2,549	2,549	—	—	—	2,549
Adjusted EBIT	7,844	850	2,209	573	11,476	18,186	(21)	(4,809)	24,832
(-) Depreciation of PP&E and Amortization Intangible assets	1,107	1,907	1,449	42	4,505	36,993	—	20	41,518
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	—	—
Adjusted EBITDA	8,951	2,757	3,658	615	15,981	55,179	(21)	(4,789)	66,350
Reconciliation to Profit/(Loss)
Adjusted EBITDA									66,350
(+) Depreciation of PP&E and Amortization Intangible assets									(41,518)
(+) Financial result, net									763
(+) Revaluation Result - Investment Property									(2,549)
(+) Income Tax (Charge)/Benefit									(15,605)
Reverse of revaluation surplus derived from the disposals of assets									—
(+) Translation Effect (IAS 21)									2,181
Profit/(Loss) for the Period									9,622

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 12M20
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	170,114	102,886	135,471	2,545	411,016	411,459	—	—	822,475
Cost of goods sold and services rendered	(150,745)	(74,395)	(117,754)	(1,984)	(344,878)	(270,897)	—	—	(615,775)
Initial recog. and changes in FV of BA and agricultural produce	41,777	19,449	12,638	1,269	75,133	49,609	—	—	124,742
Gain from changes in NRV of agricultural produce after harvest	7,078	—	(2)	—	7,076	—	—	—	7,076
Margin on Manufacturing and Agricultural Act. Before Opex	68,224	47,940	30,353	1,830	148,347	190,171	—	—	338,518
General and administrative expenses	(6,816)	(7,045)	(4,896)	(120)	(18,877)	(15,942)	—	(19,319)	(54,138)
Selling expenses	(18,265)	(14,170)	(13,824)	(217)	(46,476)	(49,188)	—	(202)	(95,866)
Other operating income, net	(12,846)	731	(189)	1,069	(11,235)	5,495	7,934	(161)	2,033
Profit from Operations Before Financing and Taxation	30,297	27,456	11,444	2,562	71,759	130,536	7,934	(19,682)	190,547
Net gain from Fair value adjustment of Investment property	—	—	—	(1,080)	(1,080)	—	—	—	(1,080)
Adjusted EBIT	30,297	27,456	11,444	1,482	70,679	130,536	7,934	(19,682)	189,467
(-) Depreciation of PP&E and Amortization Intangible assets	5,397	6,652	6,709	138	18,896	122,516	—	876	142,288
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	10,198	—	10,198
Adjusted EBITDA	35,694	34,108	18,153	1,620	89,575	253,052	18,132	(18,806)	341,953
Reconciliation to Profit/(Loss)
Adjusted EBITDA									341,953
(+) Depreciation of PP&E and Amortization Intangible assets									(142,288)
(+) Financial result, net									(175,658)
(+) Revaluation Result - Investment Property									1,080
(+) Income Tax (Charge)/Benefit									(12,325)
Reverse of revaluation surplus derived from the disposals of assets									(10,198)
(+) Translation Effect (IAS 21)									(1,494)
Profit/(Loss) for the Period									1,070

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 12M19
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	168,938	102,162	84,767	3,904	359,771	531,783	—	—	891,554
Cost of goods sold and services rendered	(159,197)	(74,480)	(77,532)	(3,412)	(314,621)	(360,566)	—	—	(675,187)
Initial recog. and changes in FV of BA and agricultural produce	30,290	13,194	13,741	(40)	57,185	13,110	—	—	70,295
Gain from changes in NRV of agricultural produce after harvest	1,542	—	—	—	1,542	—	—	—	1,542
Margin on Manufacturing and Agricultural Act. Before Opex	41,573	40,876	20,976	452	103,877	184,327	—	—	288,204
General and administrative expenses	(5,446)	(6,752)	(4,188)	(167)	(16,553)	(21,925)	—	(19,319)	(57,797)
Selling expenses	(12,852)	(21,072)	(6,252)	(171)	(40,347)	(67,116)	—	(165)	(107,628)
Other operating income, net	(2,283)	282	(635)	(956)	(3,592)	126	2,504	(175)	(1,137)
Profit from Operations Before Financing and Taxation	20,992	13,334	9,901	(842)	43,385	95,412	2,504	(19,659)	121,642
Net gain from Fair value adjustment of Investment property	—	—	—	927	927	—	—	—	927
Adjusted EBIT	20,992	13,334	9,901	85	44,312	95,412	2,504	(19,659)	122,569
(-) Depreciation of PP&E and Amortization Intangible assets	4,662	6,994	5,064	181	16,901	157,657	—	20	174,578
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—		—	8,022	—	8,022
Adjusted EBITDA	25,654	20,328	14,965	266	61,213	253,069	10,526	(19,639)	305,169
Reconciliation to Profit/(Loss)
Adjusted EBITDA									305,169
(+) Depreciation of PP&E and Amortization Intangible assets									(174,578)
(+) Financial result, net									(100,221)
(+) Revaluation Result - Investment Property									(927)
(+) Income Tax (Charge)/Benefit									(20,820)
Reverse of revaluation surplus derived from the disposals of assets									(8,022)
(+) Translation Effect (IAS 21)									(259)
Profit/(Loss) for the Period									342

Consolidated Statement of Income

Statement of Income
$ thousands	4Q20	4Q19	Chg %	12M20	12M19	Chg %

Sales of goods and services rendered	243,049	279,225	(13.0)%	817,764	887,138	(7.8)%
Cost of goods sold and services rendered	(172,400)	(210,220)	(18.0)%	(611,946)	(671,173)	(8.8)%
Initial recognition and changes in fair value of biological assets and agricultural produce	35,429	9,271	282.1%	122,729	68,589	78.9%
Changes in net realizable value of agricultural produce after harvest	1,897	580	227.1%	7,005	1,825	283.8%
Margin on manufacturing and agricultural activities before operating expenses	107,975	78,856	36.9%	335,552	286,379	17.2%
General and administrative expenses	(15,167)	(16,715)	(9.3)%	(53,428)	(57,202)	(6.6)%
Selling expenses	(27,971)	(36,240)	(22.8)%	(95,058)	(106,972)	(11.1)%
Other operating income, net	(7,948)	(1,437)	453.1%	1,987	(822)	(341.7)%
Profit from operations before financing and taxation	56,889	24,464	132.5%	189,053	121,383	55.7%
Finance income	9,242	2,163	327.3%	26,054	8,979	190.2%
Finance costs	(3,151)	(5,981)	(47.3)%	(213,776)	(126,111)	69.5%
Other financial results - Net gain of inflation effects on the monetary items	4,523	4,581	(1.3)%	12,064	16,911	(28.7)%
Financial results, net	10,614	763	1,291.1%	(175,658)	(100,221)	75.3%
Profit before income tax	67,503	25,227	167.6%	13,395	21,162	(36.7)%
Income tax benefit/(expense)	(20,195)	(15,605)	29.4%	(12,324.767)	(20,820)	(40.8)%
Profit for the period	47,308	9,622	391.7%	1,070	342	212.9%

Condensed Consolidated Statement of Cash Flow

Statement of Cashflows
$ thousands	4Q20	4Q19	Chg %	12M20		12M19	Chg %

Cash flows from operating activities:
Profit / (Loss) for the year	47,308	9,622	391.7%	1,070		342	212.9%
Adjustments for:
Income tax expense / (benefit)	20,195	15,605	29.4%	12,325		20,820	(40.8)%
Depreciation	37,689	41,982	(10.2)%	140,579	1231	173,208	(18.8)%
Amortization	541	254	113.0%	1,293		1,231	5.0%
Depreciation of right of use assets	10,314	12,241	(15.7)%	40,820		45,168	(9.6)%
Loss from the disposal of other property items	(494)	523	(194.5)%	(2,198)		329	(768.1)%
Gain from the sale of farmland and other assets	(16)	—	n . a	(2,064)		(1,354)	52.4%
Acquisition of subsidiaries	554	—	n . a	554		(149)	(471.8)%
Net (gain) / loss from the fair value adjustment of Investment properties	464	2,394	(80.6)%	(1,077)		325	(431.4)%
Equity settled share-based compensation granted	1,610	1,318	22.2%	4,316		4,734	(8.8)%
Loss / (gain) from derivative financial instruments and forwards	8,743	132	6,523.5%	10,058		(469)	(2,244.6)%
Interest, finance cost related to lease liabilities and other financial expense, net	9,755	13,890	(29.8)%	47,686		59,916	(20.4)%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(1,747)	21,909	(108.0)%	(32,975)		(1,720)	1,817.2%
Changes in net realizable value of agricultural produce after harvest (unrealized)	548	1,910	(71.3)%	481		481	—%
Provision and allowances	101	3,218	(96.9)%	1,940		2,778	(30.2)%
Net (gain) / loss of inflation effects on the monetary items	(4,523)	(4,581)	(1.3)%	(12,064)		(16,911)	(28.7)%
Foreign exchange losses, net	(14,919)	(27,422)	(45.6)%	109,266		25,779	323.9%
Cash flow hedge – transfer from equity	(266)	14,726	(101.8)%	24,363		25,484	(4.4)%
Subtotal	115,857	107,721	7.6%	344,373		339,992	1.3%

Changes in operating assets and liabilities:
Increase in trade and other receivables	(13,173)	2,417	(645.0)%	(55,233)		(17,664)	212.7%
(Increase) / Decrease in inventories	33,808	84,509	(60.0)%	(30,165)		9,998	(401.7)%
(Increase) / Decrease in biological assets	(48,767)	(57,796)	(15.6)%	(10,290)		(27,037)	(61.9)%
(Increase) / Decrease in other assets	(53)	(3)	1,666.7%	(35)		(210)	(83.3)%
Decrease in derivative financial instruments	1,151	(49)	(2,449.0)%	5,234		3,997	30.9%
Increase in trade and other payables	27,866	18,619	49.7%	828		13,102	(93.7)%
Increase in payroll and social security liabilities	1,225	(1,534)	(180)%	4,120		2,565	60.6%
Increase / (Decrease) in provisions for other liabilities	(62)	10	(720.0)%	380		(351)	(208.3)%
Net cash generated from operating activities before taxes paid	117,852	153,894	(23.4)%	259,212		324,392	(20.1)%
Income tax paid	(437)	(478)	(8.6)%	(2,087)		(2,282)	(8.5)%
Net cash generated from operating activities	117,415	153,416	(23.5)%	257,125		322,110	(20.2)%

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	—	47	(100.0)%	—		683	(100.0)%
Purchases of property, plant and equipment	(41,862)	(53,010)	(21.0)%	(168,529)		(252,450)	(33.2)%
Purchase of cattle and non current biological assets	(2,225)	—	n . a	(7,339)		(4,950)	48.3%
Purchases of intangible assets	(282)	(1,627)	(82.7)%	(1,122)		(8,617)	(87.0)%
Interest received and others	9,026	2,100	329.8%	25,421		7,210	252.6%
Proceeds from disposal of other property items	1,374	848	62.0%	3,482		2,652	31.3%
Proceeds from the sale of farmland and other assets	92	—	n . a	16,022		5,833	174.7%
Proceeds from the sale of subsidiary	10,149	—	n . a	10,149		—	n . a
Net cash used in investing activities	(23,728)	(51,642)	(54.1)%	(121,916)		(249,639)	(51.2)%

Cash flows from financing activities:
Proceeds from long-term borrowings	81,884	95,677	(14.4)%	116,015		108,271	7.2%
Payments of long-term borrowings	(9,167)	(22,058)	(58.4)%	(34,750)		(101,826)	(65.9)%
Proceeds from short-term borrowings	37,030	21,566	71.7%	207,217		193,977	6.8%
Payments of short-term borrowings	(77,582)	(38,619)	100.9%	(233,540)		(131,521)	77.6%
Interest paid	(7,925)	(5,694)	39.2%	(60,026)		(53,996)	11.2%
Payment of derivatives financial instruments	(1,624)	(4)	40,500.0%	(1,687)		1,481	(213.9)%
Lease Payments	(7,206)	(7,777)	(7.3)%	(40,336)		(49,081)	(17.8)%
Purchase of own shares	(442)	(2,522)	(82.5)%	(4,365)		(4,263)	2.4%
Dividends paid to non-controlling interest	(1,918)	(302)	535.1%	(2,447)		(905)	170.4%
Net cash used from financing activities	13,050	40,267	(67.6)%	(53,919)		(37,863)	42.4%
Net increase in cash and cash equivalents	106,737	142,041	(24.9)%	81,290		34,608	134.9%
Cash and cash equivalents at beginning of year	213,584	145,833	46.5%	290,276		273,635	6.1%
Effect of exchange rate changes and inflation on cash and cash equivalents	15,961	2,402	564.5%	(35,284)		(17,967)	96.4%
Cash and cash equivalents at end of year	336,282	290,276	15.8%	336,282		290,276	15.8%

Condensed Consolidated Statement of Financial Position

Statement of Financial Position
$ thousands	December 31, 2020	December 31, 2019	Chg %
ASSETS
Non-Current Assets
Property, plant and equipment	1,358,292	1,493,220	(9.0)%
Right of use assets	209,694	238,053	n.a
Investment property	31,179	34,295	(9.1)%
Intangible assets	26,930	33,679	(20.0)%
Biological assets	14,725	13,303	10.7%
Deferred income tax assets	19,821	13,664	45.1%
Trade and other receivables, net	52,266	44,993	16.2%
Derivative financial instruments	1,951	—	n.a
Other assets	809	1,034	(21.8)%
Total Non-Current Assets	1,715,667	1,872,241	(8.4)%
Current Assets
Biological assets	150,968	117,133	28.9%
Inventories	133,461	112,790	18.3%
Trade and other receivables, net	145,662	127,338	14.4%
Derivative financial instruments	151	1,435	(89.5)%
Other assets	45	94	(52.1)%
Cash and cash equivalents	336,282	290,276	15.8%
Total Current Assets	766,569	649,066	18.1%
TOTAL ASSETS	2,482,236	2,521,307	(1.5)%
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	183,573	183,573	—%
Share premium	902,815	901,739	0.1%
Cumulative translation adjustment	(555,044)	(492,374)	12.7%
Equity-settled compensation	14,795	15,354	(3.6)%
Cash flow hedge	(90,689)	(76,303)	18.9%
Other reserves	83,406	66,047	26.3%
Treasury shares	(7,630)	(7,946)	(4.0)%
Revaluation surplus	343,570	337,877	1.7%
Reserve from the sale of non-controlling interests in subsidiaries	41,574	41,574	—%
Retained earnings	8,671	18,728	(53.7)%
Equity attributable to equity holders of the parent	925,041	988,269	(6.4)%
Non-controlling interest	38,683	40,614	(4.8)%
TOTAL SHAREHOLDERS EQUITY	963,724	1,028,883	(6.3)%
LIABILITIES
Non-Current Liabilities
Trade and other payables	290	3,599	(91.9)%
Borrowings	813,464	780,202	4.3%
Lease liabilities	159,435	174,570	(8.7)%
Deferred income tax liabilities	182,377	165,508	10.2%
Payrroll and Social liabilities	1,075	1,209	(11.1)%
Provisions for other liabilities	2,705	2,936	(7.9)%
Total Non-Current Liabilities	1,159,346	1,128,024	2.8%
Current Liabilities
Trade and other payables	126,315	106,887	18.2%
Current income tax liabilities	760	754	0.8%
Payroll and social liabilities	23,333	25,208	(7.4)%
Borrowings	157,626	188,078	(16.2)%
Lease liabilities	36,337	41,814	n . a
Derivative financial instruments	13,141	1,423	823.5%
Provisions for other liabilities	1,654	236	600.8%
Total Current Liabilities	359,166	364,400	(1.4)%
TOTAL LIABILITIES	1,518,512	1,492,424	1.7%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	2,482,236	2,521,307	(1.5)%